UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SEC FILE NUMBER
FORM 12b-25	333-198435
CUSIP NUMBER
NOTIFICATION OF LATE FILING	09369N105

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blockchain Holdings Capital Ventures, Inc.

Full Name of Registrant

 Former Name if Applicable

c/o Carrasquillo Law Group P.C., 1177 Avenue of the Americas, 5th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On August 23, 2018, the Registrant completed the purchase of all of the assets of Blockchain Holdings, LLC. The Registrant will be unable to file its Form 10-Q for the quarter ended September 30, 2018 (the “Form 10-Q”) without unreasonable effort or expense because the Registrant has not yet finalized its financial statements with respect to the purchase. The Company anticipates that the Form 10-Q will be filed within the time period required by Rule 12b-25 of the Securities Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Delray Wannemacher	(833)	682-2428
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes [ ] No [X]

The Registrant has not completed the filings required with respect to the Form 8-K filed on August 29, 2018 (the “Form 8-K”) as the Registrant must file certain financial statements with respect to same as exhibits. The Registrant expects to file the Amendment to the Form 8-K at the same time it files the Form10-Q.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant acquired all of the assets of Blockchain Holdings, LLC which has resulted in a change in Registrant’s operations. The Registrant is currently working on the acquisition accounting as well as the change in control accounting resulting from this acquisition.

Blockchain Holding Capital Ventures, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018	By:	/s/ Delray Wannemacher
Delray Wannemacher, CEO